Filed by Alpha Capital Acquisition Company

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Alpha Capital Acquisition Company

(Commission File No.: 001-40080)

The following article was made available on Mergermarket on December 7, 2021:

Semantix expanding geographically, open to M&A after SPAC merger, CEO says

20:12 GMT, 7 December 2021

Semantix, a Brazil-based cognitive computing and big data company, will expand geographically and is open to M&A following its agreement to merge with special purpose acquisition company (SPAC) Alpha Capital [NASDAQ:ASPC], said founder and CEO Leonardo Santos.

Geographic expansion is a “priority,” the CEO said, adding that its merger with the New York-based SPAC gives the company opportunity to expand into the US. The company is targeting expansion plans into the US and Europe, Santos said. It has customers in more than 15 countries, he added.

It is open to making acquisitions for complementary technologies to the company’s data platform, to penetrate new markets, add new talent and “enhance cross-selling opportunities,” Santos said.

The company’s sweet spot for targets is USD 5m to USD 50m in annual reoccurring revenue, the CEO said. Its investor deck highlights two “key potential M&A targets.” In 2020, it acquired Brazil-based Tradimus and FastOmni.

Attractive targets would have proprietary technology and a software as a service (SaaS) product with a “clear competitive advantage,” Santos said. Good unit economics, a market strategy and a diversified client base are other attractive capabilities, he added. In February, Santos told this new service that his company was seeking its first foreign investor to finance larger acquisitions and expand geographically.

Semantix, founded in 2010, had USD 24.8m revenue in 2020 with USD 1.2m in adjusted EBITDA. It expects USD 36.4m revenue in 2021 with USD 2.8m in adjusted EBITDA.

On 17 November, Semantix announced that it had agreed to go public with Alpha Capital. The deal will have an implied equity value of about USD 1bn, including a USD 94m committed PIPE funded by existing investors and shareholders, including Inovabra Ventures and Crescera. Credit Suisse was the exclusive financial advisor to Semantix and the company used Skadden, Arps, Slate, Meagher & Flom and Pinheiro Neto Advogados for legal advisors. Citibank was the capital markets advisor to Alpha Capital. Davis Polk & Wardwell and Mattos Filho served as legal advisory. The merger is expected to close in 2Q22.

Semantix evaluated “all options” before deciding on the merger with Alpha Capital, the CEO said. Discussions with Alpha Capital began in mid-2021, he said, adding that the company did not have discussions with other SPACs.

Comparable companies include Snowflake [NYSE:SNOW], Datadog [NASDAQ:DDOG], Couchbase [NASDSAQ:BASE], Confluent [NASDAQ:CNDT] and others, according to company documents.

The US may continue to be the preferred equity market for Latin American sponsors, sector experts told this news service. Examples include LatAmGrowth SPAC, which filed to raise a USD 130m IPO in late November.

The data market has undergone different “waves” of changes, including a recent shift to make data services more accessible to smaller- and medium-sized companies, Santos said. The pandemic also accelerated the monetization of data assets, he said, adding that companies “no longer look at data as a competitive difference, but as an essential strategic factor in the digital world.”

by Sydney Halleman in Charlottesville, Virginia

Forward-Looking Statements

The information herein includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, expectations and timing related to commercial product launches, potential benefits of the transaction and expectations related to the terms and timing of the transaction. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Semantix’s and Alpha Capital’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Semantix and Alpha Capital. These forward-looking statements are subject to a number of risks and uncertainties, including those factors discussed in Alpha Capital’s final prospectus that forms a part of Alpha Capital’s Registration Statement on Form S-1 (Reg No. 333-252596), filed with the SEC pursuant to Rule 424(b)(4) on February 18, 2021 (the “Prospectus”) under the heading “Risk Factors,” and other documents of Alpha Capital filed, or to be filed, with the Securities and Exchange Commission (“SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Alpha Capital nor Semantix presently know or that Alpha Capital nor Semantix currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Alpha Capital’s and Semantix’s expectations, plans or forecasts of future events and views as of the date of this communication. Alpha Capital and Semantix anticipate that subsequent events and developments will cause Alpha Capital’s or Semantix’s assessments to change. However, while Alpha Capital and Semantix may elect to update these forward-looking statements at some point in the future, Alpha Capital and Semantix specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Alpha Capital’s or Semantix’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information About the Proposed Business Combination and Where to Find It

The proposed business combination will be submitted to the shareholders of Alpha Capital for their consideration. Alpha Capital intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to Alpha Capital’s shareholders in connection with Alpha Capital’s solicitation for proxies for the vote by Alpha Capital’s shareholders in connection with the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, Alpha Capital will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. Alpha Capital's shareholders and other interested persons are advised to read, once available, the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with Alpha Capital 's solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transaction, because these documents will contain important information about Alpha Capital, Semantix and the proposed business combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Alpha Capital, without charge, at the SEC's website located at www.sec.gov or by directing a request to 1230 Avenue of the Americas, Fl. 16, New York, New York 10020.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Alpha Capital, Semantix and certain of their respective directors, executive officers and other members of management, employees and consultants may, under SEC rules, be deemed to be participants in the solicitations of proxies from Alpha Capital’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Alpha Capital’s shareholders in connection with the proposed business combination will be set forth in Alpha Capital’s proxy statement / prospectus when it is filed with the SEC. You can find more information about Alpha Capital’s directors and executive officers in the Prospectus. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement / prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication and/or other information does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication and/or other information relates to a potential financing through a private placement of common stock of a newly formed holding company to be issued in connection with the transaction. This communication shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended.